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                              THE DIAL CORPORATION
             EXHIBIT 12.1 -- COMPUTATION OF RATIO OF FIXED CHARGES
                       (000s OMITTED, EXCEPT FOR RATIOS)

                                                   1997       1996      1995      1994       1993
Income (loss) before income taxes..............   $133,935  $42,423   $(47,016)   $147,540   $133,304

FIXED CHARGES:


Interest expense...............................     20,435   19,973     25,683      16,409      9,250
Amortization of debt expense...................         --       --         --          --         --
Interest portion of rent expense...............      1,960    1,139        970         996        975
Preferred stock dividend requirements..........         --       --         --          --         --
                                                   -------  -------    -------    --------    -------
TOTAL FIXED CHARGES............................     22,395   21,112     26,653      17,405     10,225
                                                  --------  -------   --------    --------   --------
ADJUSTED EARNINGS (LOSS).......................   $156,330  $63,535   $(20,363)   $164,945   $143,529
                                                  ========  =======   ========    ========   ========
RATIO OF ADJUSTED EARNINGS TO FIXED CHARGES....       6.98     3.01        (1)        9.48      14.04


(1) In the fiscal year 1995, fixed charges exceeded adjusted earnings by approximately $47.0 million.